(212) 318-6054

vadimavdeychik@paulhastings.com

April 14, 2021

Ms. Anu Dubey

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Brookfield Real Assets Income Fund Inc. (the “Company”)

File Numbers: 333-251492; 811-23157

Dear Ms. Dubey:

This letter responds to your additional comments provided to the undersigned with respect to the Registration Statement on Form N-2 (the “Registration Statement”) of the Company, which was filed with the Securities and Exchange Commission (the “Commission”) on December 18, 2020 (SEC Accession No. 0001104659-20-137424).

The Company’s responses to your additional comments are reflected below. We have restated your comments for ease of reference. Changes will be reflected in pre-effective amendment no. 1 to the Registration Statement (the “Amendment”), which will be marked to show all changes made since the filing of the Registration Statement. Capitalized terms used herein shall have the same meaning provided to them in the Registration Statement, unless otherwise indicated.

Comment 1: Please review the Registration Statement consistent with the requirements of Item 1.1.I of Form N-2.

Response: The Company confirms that the Amendment will be revised as requested.

Comment 2: In the Table of Contents, please delete Risk Factors and Special Considerations as stand-alone line item, as it is part of the Prospectus Summary.

Response: The Company confirms that the Amendment will be revised as requested.

Comment 3: In the Plan of Distribution section please revise the second sentence in the second paragraph to remove the reference to sales of the securities for “other than for cash”. Global comment.

Response: The Company confirms that the Amendment will be revised as requested.

Comment 4: Please indent left the Risk Factors and Special Considerations heading as it is part of the Prospectus Summary.

Response: The Company confirms that the Amendment will be revised as requested.

Comment 5: Please revise the Risk Factors and Special Considerations section to note that these are principal risk factors for the Fund.

Response: The Company confirms that the Amendment will be revised as requested.

Comment 6: Please revise the Investment Policies section to note that these are the principal investment policies of the Fund, consistent with the requirements of Item 8.2.b.(1) of Form N-2.

Response: The Company confirms that the Amendment will be revised as requested.

Comment 7: In the Management of the Fund section, please add discussion regarding where stockholders can obtain addition information regarding the basis for the approval of Oaktree as a sub-adviser for the Fund.

Response: The Company confirms that the Amendment will be revised as requested.

Comment 8: In the Portfolio Management section, please add language identifying SIMNA and Oaktree portfolio managers.

Response: The Company confirms that the Amendment will be revised as requested.

Comment 9: Please disclose the compensation paid under the Sub-Administration Agreement and the Fund Accounting Servicing Agreement to the Sub-Administrator, consistent with the Item 9.1.d of Form N-2.

Response:  The Company confirms that the Amendment will be revised as requested.

Comment 10: Please delete the paragraph above the Description of Capital Structure section as it appears to be duplicative with the immediately preceding paragraph.

Response: The Company confirms that the Amendment will be revised as requested.

Comment 11: Please revise the Dividend Reinvestment Plan section to be consistent with Item 10.1.e. clause (3) of Form N-2.

Response: The Company confirms that the Amendment will be revised as requested.

Comment 12: In the Subscription Rights section, please add disclosure to note that, in connection with any offering of transferable subscription rights, the Company will comply with the conditions set forth in Association of Publicly Traded Investment Funds (pub. avail. Aug. 2, 1985), including the necessary Board determinations

Response: The Company confirms that the Amendment will be revised as requested.

Comment 13: Please make all corresponding changes in the Prospectus Supplements.

Response: The Company confirms that the Amendment will be revised as necessary.

Comment 14: Please add a discussion regarding temporary defensive investments to the Prospectus.

Response: The Company confirms that the Amendment will be revised as requested.

Comment 15: Please disclose the fees paid to each Sub-Adviser for the last three years. Please also disclose the fee rate paid to each Sub-Adviser, consistent with the requirements of Item 20.1.c. of Form N-2.

Response: The Company confirms that the Amendment will be revised as requested.

Comment 16: On the signature page to the Registration Statement, please identify the principal accounting officer.

Response: The Company confirms that the Amendment will be revised as requested.

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Should you have any questions regarding the foregoing, please do not hesitate to contact the undersigned at the number listed above. Thank you.

Very truly yours,

/s/ Vadim Avdeychik

Vadim Avdeychik
for Paul Hastings LLP

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